Exhibit 99.2

Enovum Data Centers Corp.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of Enovum Data Centers Corp.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Enovum Data Centers Corp. as of September 30, 2024, the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from January 1, 2024 to September 30, 2024, and the related notes to the consolidated financial statements and schedules (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the period from January 1, 2024 to September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

May 5, 2025

PCAOB ID No. 3487

We have served as the Company’s auditor since 2024.

ENOVUM DATA CENTERS CORP.

BALANCE SHEET

As of September 30, 2024

(Expressed in US dollars, except for the number of shares)

September 30,
2024
ASSETS
Current Assets
Accounts receivable	$644,579
Sales taxes recoverable	492,072
Due from a related party	27,028
Prepaid expenses and deposits	145,047
Total Current Assets	1,308,726

Non-Current Assets
Property, plant, and equipment, net	12,164,794
Intangible Assets	274,696
Operating lease right-of-use assets	3,341,816
Finance lease right-of-use assets	2,185,378
Deferred tax asset	15,850
Total Non-Current Assets	17,982,534

Total Assets	$19,291,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness	$559,373
Accounts payable	1,848,254
Current portion of deferred revenue	176,192
Current portion of operating lease liability	18,474
Current portion of financing lease liability	267,750
Current portion of long-term debt	68,761
Other payables and accrued liabilities	493,080
Class “D” preferred shares	902,191
Total Current Liabilities	4,334,075

Non-Current Liabilities
Non-current portion of unearned revenues	412,998
Non-current portion of deferred revenue	115,543
Non-current portion of operating lease liability	3,613,390
Non-current portion of finance lease liability	72,653
Non-current portion of long-term debt	5,070,229
Notes payable, shareholders’	3,594,896
Total Non-Current Liabilities	12,879,709

Total Liabilities	17,213,784

Commitments and Contingencies

Shareholders’ Equity
Common shares, $0.000007 par value, 9,621,000 shares authorized, and 9,621,000 shares issued and outstanding of September 30, 2024	71
Class “E” shares, $0.7264 par value, 3,000,000 shares authorized, 3,000,000 shares issued, as of September 30, 2024	2,179,200
Class “F” shares, $0.000007 par value, 6,621,000 shares authorized, 6,621,000 shares issued, as of September 30, 2024	48
Class “P” shares, $0.7264 par value, 6 shares authorized, 25 shares issued, as of September 30, 2024	18
Accumulated deficit	(142,759)
Accumulated other comprehensive income	40,898
Total Shareholders’ Equity	2,077,476
Total Liabilities and Shareholders’ Equity	$19,291,260

The accompanying notes are an integral part of these financial statements.

ENOVUM DATA CENTERS CORP.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Period Ended September 30, 2024

(Expressed in US dollars, except for the number of shares)

Revenues
Revenue - colocation services	$3,358,022
Total Revenues	$3,358,022

Operating costs and expenses
Cost of revenues (exclusive of depreciation shown below)
Cost of revenue - colocation services	1,262,043
Depreciation and amortization expenses	789,172
General and administrative expenses	1,021,355
Total operating expenses	3,072,570

Income from operations	285,452

Financial expenses	(323,433)
Total other expense, net	(323,433)

Loss before income taxes	(37,981)

Income tax benefits	328,228
Net Income	$290,247

Other comprehensive income
Foreign currency translation adjustment	40,898
Comprehensive income	$331,145

The accompanying notes are an integral part of these financial statements.

ENOVUM DATA CENTERS CORP.

STATEMENTS OF EQUITY

For the Period Ended September 30, 2024

(Expressed in U.S. dollars, except for the number of shares)

							Accumulated
					Additional		Other	Total
	Preferred Shares		Common Shares		paid –in	Accumulated	comprehensive	Stockholders’
	Shares	Amount	Shares	Par Value	capital	Deficit	loss	Equity
Balance, December 31, 2023	-	-	9,621,000	$2,179,248	-	$(433,006)	-	1,746,242
Exchange of common shares for preferred shares due to tax reorganization	9,621,000	2,179,248	(9,621,000)	(2,179,248)	-	-	-	-
Issuance of common and preferred shares pursuant to tax reorganization	6	18	9,621,000	71	-	-	-	89
Net income	-	-	-	-		290,247	40,898	331,145
Balance, September 30, 2024	9,621,066	2,179,266	-	$71	-	$(142,759)	$40,898	2,077,476

The accompanying notes are an integral part of these financial statements.

ENOVUM DATA CENTERS CORP.

STATEMENTS OF CASH FLOWS

For the Period Ended September 30, 2024,

(Expressed in US dollars)

2024
Cash Flows from Operating Activities:
Net income	$290,247
Depreciation and amortization expenses	789,172
Deferred tax benefits	(328,228)
Foreign currency translation adjustment	5,522
Changes in operating assets and liabilities:
Operating lease right-of-use assets	(3,341,816)
Deferred revenues	101,577
Lease liability	3,319,058
Other current assets	(353,111)
Other non-current assets	(121,014)
Accounts receivable	(582,114)
Accounts payable	1,749,068
Other payables and accrued liabilities	(45,935)
Unearned revenues	412,998
Net Cash Provided by Operating Activities	1,895,424

Cash Flows from Investing Activities:
Purchases of and deposits made for property, plant and equipment	(4,513,353)
Proceeds from sales of property and equipment	-
Net Cash Used in Investing Activities	(4,513,353)

Cash Flows from Financing Activities:
Net change in bank indebtedness	559,373
Increase in long-term borrowings	5,138,989
Repayment of long-term debt	(539,507)
Repayment of finance lease liability	(217,222)
Decrease in due to related parties	(2,323,841)
Issuance of capital stock	122
Net Cash Provided by Financing Activities	2,617,914

Net decrease in cash, cash equivalents	(15)
Effect of exchange rate changes on cash, cash equivalents	-
Cash, cash equivalents, beginning of period	15
Cash and cash equivalents, end of period	$-

The accompanying notes are an integral part of these unaudited financial statements.

ENOVUM DATA CENTERS CORP.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Enovum Data Centers Corp. (“Enovum” or the “Company”), is a company incorporated under the Canada Business Corporations Act on July 13, 2023.

The Company designs, develops, and operates HPC data centers, through which we offer our hosting and colocation services. Our data centers meet the requirements of the Tier-3 standard, including power redundancy, concurrent maintainability, multiple power feeds, uninterruptible power supply, highly reliable cooling systems, and strict monitoring and management systems.

Our revenues are from providing colocation services to our customers through use of physical space, power, cooling within the data center facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and adoption of US GAAP

Effective January 1, 2024 the Company adopted accounting principles generally accepted in the United States of America (“U.S. GAAP”) as its reporting framework. As a result, these accompanying financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Prior to this date, the Company prepared its financial statements in accordance with Accounting standards for private entities (“ASPE”). Consequently, no comparative financial information is presented, as the Company has elected not to restate prior period results in accordance with transition provisions applicable to first-time adopters of US GAAP.

Use of estimates

In preparing the financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of useful lives of property, plant, and equipment, impairment of long-lived assets, intangible assets and valuation of assets and liabilities acquired in business combinations, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

The fair value of the Company’s other financial instruments including cash and cash equivalents, cash, loans receivable, deposits, accounts receivables, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Non-financial assets, such as intangible assets and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only upon recognition of an impairment charge.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts due from our customers. Receivables are recorded at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. In accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. Uncollectible accounts are written off against the allowance when collection does not appear probable.

Due to the short-term nature of the Company’s accounts receivable, the estimate of expected credit loss is based on the aging of accounts using an aging schedule as of period ends. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions which inform adjustments to historical loss patterns.

As of September 30, 2024, the allowance for credit loss has not been material to the financial statements.

Property, plant, and equipment, net

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets or declining-balance method. The estimated useful lives by asset category are:

Estimated Useful Life
Office equipment	20%
Computer equipment	30%
Infrastructure	10-15 years
Leasehold improvements	15 years

Finite-lived intangible Assets

Intangible assets are recorded at cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets with finite lives are comprised of customer relationships and are amortized on straight-line basis over their estimated useful lives. The Company assesses the appropriateness of finite-lived classification at least annually. Additionally, the carrying value and remaining useful lives of finite-lived assets are reviewed annually to identify any circumstances that may indicate potential impairment or the need for a revision to the amortization period. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows expected to be generated from it. We apply judgment in selecting the assumptions used in the estimated future undiscounted cash flow analysis. Impairment is measured by the amount that the carrying value exceeds fair value. The useful lives of customer relationships is 5 years.

Leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepayment and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease. Variable lease costs are recognized in the period in which the obligation for those payments is incurred and not included in the measurement of right-of-use assets and operating lease liabilities.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. Refer to Note 3, Revenue for further information.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received from customers for services that have not yet commenced as of September 30, 2024. Deferred revenues are recognized as revenue recognition criteria have been met.

Remaining performance obligation

Remaining performance obligations represent the transaction price of contracts for work that have not yet been performed. The amount represents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation.

Cost of revenue

The Company’s cost of revenue consists primarily of direct production costs related to our colocation services, including electricity costs, lease costs and other relevant costs.

Cost revenue excludes depreciation expenses, which are separately stated in the Company’s statements of operations.

Foreign currency

Accounts expressed in foreign currencies are translated into US dollars. Functional currency assets and liabilities are translated into US dollars generally using rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of Accumulated other comprehensive income, net of any related taxes, in total shareholders’ equity. Income statement accounts expressed in functional currencies are translated using average exchange rates during the period. Functional currencies are generally the currencies of the local operating environment. Financial statement accounts expressed in currencies other than the functional currency of an entity are remeasured into that entity’s functional currency resulting in exchange gains or losses recorded in other income (expense), net.

Income taxes

We account for current and deferred income taxes in accordance with the authoritative guidance, which requires that the income tax impact is to be recognized in the period in which the law is enacted. Current income tax expense represents taxes paid or payable for the current period. Deferred tax assets and liabilities are recognized using enacted tax rates for the future tax impact of temporary differences between the financial statement and tax bases of recorded assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on historical and projected future taxable income over the periods in which the temporary differences are expected to be recovered or settled on each jurisdiction.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

3. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

The Company is currently engaged in HPC data center services known as colocation services.

Colocation services

Colocation services generated revenue by providing customers with physical space, power cooling within the data center facility.

Our revenue is primarily derived from recurring revenue streams, mainly (1) colocation, which is the leasing of cabinet space and power and (2) connectivity services, which includes cross-connects. Additionally, the remainder of our revenue is from non-recurring revenue, which primarily includes installation services related to a customer’s initial deployment.

Revenues from recurring revenue streams are billed monthly and recognized ratably over the term of the contract, generally 1 to 5 years for data center colocation customers. Non-recurring installation fees, although generally paid upfront upon installation, are deferred and recognized ratably over the contract term.

We guarantee certain service levels, such as uptime, as outlined in individual customer contracts. If these service levels are not achieved due to any failure of the physical infrastructure or offerings, or in the event of certain instances of damage to customer infrastructure within our data center, we would reduce revenue for any credits or cash payments given to the customer.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received from customers for services that have not yet commenced as of September 30, 2024:

For the Period Ended September 30, 2024
Beginning balance	$190,159
Revenue earned	(937,512)
Prepayment received	1,452,086
Ending balance	$704,733

Remaining performance obligation

The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of September 30, 2024:

	2024	2025	2026	2027	2028	Total
Colocation services	$1,424,527	$6,254,494	$3,523,224	$807,386	$20,598	$12,030,229
Installation services	44,557	175,999	71,124	5,441	983	298,104
Total contract liabilities	$1,469,084	$6,430,493	$3,594,348	$812,827	$21,581	$12,328,333

4. LEASES

Lease as Lessee

On October 9, 2023, the Company entered into a facility lease agreement for its operations of site MTL1 office in Montreal, Canada. The initial lease term is fifteen years with automatic renewals for successive terms of five years and an additional five years.

As of September 30, 2024, operating right-of-use assets were $3.3 million and operating lease liabilities were $3.6 million. For the period ended September 30, 2024, the Company’s amortization on the operating lease right-of-use assets totaled $nil.

They Company has engaged into finance lease agreements for computer equipment and infrastructure equipment. These leases are guaranteed by the shareholders of the Company and by a company owned by shareholders.

Additional information regarding the Company’s leasing activities as a lessee is as follows:

For the Period Ended September 30,2024	Finance lease	Operating lease
Cash outflows	$340,403	$211,813
Remaining lease term	3 to 24	260
Discount rate	% 2.69 to 17.13	%7.5

The following table represents our future minimum finance and operating lease payments as of September 30, 2024:

Year	Finance lease amount	Operating lease amount
2024	$79,076	$71,801
2025	227,888	291,393
2026	44,197	298,573
2027 and thereafter	-	6,971,169
Total undiscounted lease payments	351,161	7,632,936
Less present value discount	(10,758)	(4,001,073)
Present value of lease liability	$340,403	$3,631,863

5. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net was comprised of the following:

September 30, 2024
Leasehold improvements	$2,077,376
Office equipment	22,956
Computer equipment	140,695
Infrastructure	9,328,171
Less: Accumulated depreciation	(751,733)
10,817,465
Construction in progress	1,347,329
Property, plant, and equipment, net	$12,164,794

For the period ended September 30, 2024, depreciation expenses were $598,031. Construction in progress represents assets received but not placed into service as of September 30, 2024.

6. INTANGIBLE ASSETS

Finite-lived intangible assets

The Company recorded an identified intangible asset, customer relationships, with a definite useful life of 5 years in the amount of $343,370.

The following table presents the Company’s finite-lived intangible assets as of September 30, 2024:

	As of September 30, 2024
	Cost	Accumulated amortization	Net
Customer relationships	343,370	(68,674)	274,696
Total	343,370	(68,674)	274,696

The following table presents the Company’s estimated future amortization of finite-lived intangible assets as of September 30, 2024:

2024	$17,168
2025	68,674
2026	68,674
2027	68,674
2028	51,506
Total	$274,696

7. REVOLVING CREDIT FACILITIES

The Company has a $852,000 revolving line of credit that is reviewed annually with the bank. As at September 30, 2024, $559,373 has been drawn. The balance of this revolving credit will fluctuate during the borrowing period. An amount of $81,000 of the facility is reserved for the landlord of the Company though a standby letter of credit as per the operating lease agreement.

Any unpaid bank advances are repayable on demand, bear interest at the financial institution's base rate plus 1% and are secured by the following:

The revolving credit facility is collateralized as a moveable and immovable hypotec in the amount of $7,316,000.

Personal guarantee by the shareholders

Credit cards authorized in the amount of $111,000. These credit cards are secured by the above-mentioned guarantees.

The Company is required to comply with certain covenants that are starting December 31,2024. Presently there are no covenants in effect.

8. OTHER PAYABLES

Other current payable were comprised of the following:

September 30, 2024
Accrued liabilities	$399,281
Accrued interest	22,215
Salaries and vacation payable	71,584
Total	$493,080

9. LONG-TERM DEBT

September 30, 2024
Term loan granted up to an amount of $5,775,900, guaranteed by universality of the movable property and by the shareholders' guarantee, repayable in monthly installments of $68,761 including principal and interest at the prime rate plus 3.50%, maturing in May 2027	$5,138,990
Repaid during the year	68,761
Current portion	$5,070,229

The long-term debt principal repayments required during the next three years are estimated as follows:

Year	Amount
2025	$825,127
2026	825,127
2027	3,419,975
$5,070,229

10. SHARE CAPITAL

Description of Stated Share Capital

An unlimited number of shares with no par value in each of the following classes:

Common shares, participating, voting

Start-up common shares, participating, voting

Class D Shares, 12% non-cumulative dividend calculated on surrender value, redeemable at option of the holder to the amount of the paid-up capital

The articles of incorporation of the Company authorize the issuance of other classes of shares with the characteristics defined therein.

Shares redeemable at option of the holder presented as part as current liability.

September 30, 2024
1,218,354 class “D” preferred shares	$902,191

Shares presented as equity	Par Value
9,621,000 common shares	$71
3,000,000 class E shares	2,179,200
6,621,000 class F shares	48
6 class P shares	18
$2,179,337

The Company controlled by shareholders’ waived in writing its right to demand the redemption of the class “D” preferred shares until October 1, 2025. As a result, the amount owing has been presented as a long-term liability.

11. INCOME TAXES

The components of income before income taxes were as follows:

For the period ended September 30, 2024
Domestic income before income taxes	$(37,981)
Foreign income before income taxes	$-
Total income before income taxes	$(37,981)

The provision for income taxes was comprised of the following:

For the period ended September 30, 2024
Current:
Federal	$-
Provincial	$-
Total current income taxes	$-
Deferred:
Federal	$(23,050)
Provincial	$7,200
Total deferred income taxes	$(15,850)

Total Income Tax Provision/(Benefit)	$(15,850)

The significant components of deferred income tax assets and liabilities were as follows:

For the period ended September 30, 2024
Deferred tax assets:
Net operating losses carry forwards	$782,157
Basis difference in intangible	28,489
Lease liability	435,823
Gross deferred tax assets	1,246,469
Less: valuation allowance	-
Net deferred tax assets	1,246,469

Deferred tax liabilities:
Right of use asset	$(401,018)
Basis difference in fixed assets	(829,601)
Gross Deferred Tax Liabilities	(1,230,619)
Total net deferred tax assets/(liabilities)	$15,850

As of September 30, 2024, we had Canadian federal, provincial net operating loss (“NOL”) carry-forwards of $4 million, $4 million respectively. The NOL carry-forwards does not expire and the state NOL will expire at various dates beginning in 2043.

12. RELATED PARTIES

During the year and in the normal course of business, the Company generated sales of $291,541 and incurred recharged operating expenses from Nworks Management Corp. (doing business as GloboTech Communications), a company controlled by shareholders.

13. CONTINGENCIES

Legal Proceedings

The Company from time to time may become involved in legal proceedings in the ordinary course of our business. The Company may also pursue litigation to assert its legal rights and assets, and such litigation may be costly and divert the efforts and attention of its management and technical personnel which could adversely affect its business. Due to the uncertainty of litigation and depending on the amount and the timing, an unfavorable resolution of some or all of such matters may materially affect our business, results of operations, financial position, or cash flows.

Although we cannot predict the outcome of legal or other proceedings with certainty, where there is at least a reasonable possibility that a loss may have been incurred, U.S. GAAP requires us to disclose an estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made. We follow a thorough process in which we seek to estimate the reasonably possible loss or range of loss, and only if we are unable to make such an estimate do we conclude and disclose that an estimate cannot be made. Accordingly, unless otherwise indicated below in our discussion of legal proceedings, a reasonably possible loss or range of loss associated with any individual legal proceeding cannot be estimated.

14. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk that one party to a financial asset will cause a financial loss to the Company by failing to discharge an obligation. The Company's credit risk is mainly related to its trade accounts receivable.

The Company provides credit to its clients in the normal course of its operations. As of September 30, 2024, approximately 85% of trade accounts receivable are receivable from three customers.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company is exposed to this risk mainly in respect of its trade accounts payable, due to related parties, long-term debt and shares redeemable at the option of the holder presented as liabilities.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in interest rates. The Company is mainly exposed to interest rate risk in respect of the cash flows associated with its floating rate long-term debt. Floating rate instruments subject the Company to related cash flow risk.

15. SUBSEQUENT EVENTS

On October 11, 2024, the Company sold all its outstanding shares to 16428380 Canada Inc. for a consideration of $43,834,313.